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William J. Chudd
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4089 tel 212 701 5745 fax William.chudd@davispolk.com

January 20, 2015

Re:
NPS Pharmaceuticals, Inc.
Schedules TO-C filed January 12, 2015
Schedules TO-C filed January 14, 2015
Filed by Knight Newco 2, Inc., Shire Pharmaceutical
Holdings Ireland Limited and Shire plc
File No. 005-44877

Tiffany Piland Posil
Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Dear Ms. Posil,

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated January 15, 2015 (the “Comment Letter”) regarding the above-referenced filings by Knight Newco 2, Inc. (the “Purchaser”), Shire Pharmaceutical Holdings Ireland Limited (“Parent”) and Shire plc (“Shire”) that were filed in connection with Purchaser's previously announced, but not yet commenced, offer (the "Offer") to purchase all of the outstanding shares of common stock of NPS Pharmaceuticals, Inc.

In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter. For the convenience of the Staff, each of the Staff’s comments is reproduced below and followed by the corresponding response of Shire.

Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter.

1.
We note that slides 1 and 2 of the January 11, 2015 presentation refer to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

Tiffany Piland Posil	2	January 20, 2015

In response to the Staff's comment, Shire hereby confirms that it acknowledges the Staff’s comment and that it will omit references to the Private Securities Litigation Reform Act of 1995 in future filings in connection with the Offer and refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to the Offer.

The Staff's attention to this filing is greatly appreciated.

2.
We note that slides 2 and 3 of the presentation filed as Exhibit 99.1 refer to the Private Securities Litigation Reform Act of 1995 (PSLRA). Please note that the safe harbor  provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please confirm that you will avoid making reference to the PSLRA in all disclosure made in connection with the tender offer.

In response to the Staff's comment, Shire hereby confirms that it acknowledges the Staff’s comment and that it will omit references to the Private Securities Litigation Reform Act of 1995 in future filings in connection with the Offer and refrain from making further references to the Private Securities Litigation Reform Act of 1995 or its safe harbor provision in any future press releases or other communications relating to the Offer.

The Staff's attention to this filing is greatly appreciated.

3.
Please tell us how the filing persons complied with Instruction 3 to paragraph (b)(2) of Exchange Act Rule 14d-2 for the Schedule TO-C that includes extracts from a transcript of a presentation as Exhibit 99.1.

In response to the Staff's comment, Shire hereby confirms that it acknowledges that the required legend to comply with 3 to paragraph (b)(2) of Exchange Act Rule 14d-2 for the Schedule TO-C was omitted from the filing and will ensure that all future applicable filings relating to the Offer will contain the required legend.

***

Shire, Parent and the Purchaser acknowledge that (1) Shire, Parent and the Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) none of Shire, Parent or the Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4089 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ William J. Chudd
William J. Chudd